TRANSMISSÃO PAULISTA

RECEIVED
2007 AUG 27 A 11:-7

07026252

Data São Paulo, August 21, 2007

Ref.CT/FR/00013/2007

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing copies of the Minutes of the Board of Directors Meeting held on July 23, 2007, the Material Fact and the Announcement to the Market, all documents regarding Companhia de Transmissão de Energia Elétrica Paulista and issued last July, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Gabriela Las Casas Sanches
Investor Relations

PROCESSED
AUG 29 2007
THOMSON
FINANCIAL

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

TRANSMISSÃO PAULISTA

RECEIVED

2007 AUG 27 A 11:-7

OFFICE OF ...
CORPORATE ...

CTEEP – COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ 02.998.611/0001-04

NIRE 35300170571

EXTRACT FROM THE MINUTES OF THE ONE HUNDRED AND SIXTY-FIRST ORDINARY MEETING OF THE BOARD OF DIRECTORS

On the 23rd (twenty-three) day of the month of July 2007, at 12:00 p.m., pursuant to its convening by the Chairman, and in the form of an ordinary meeting, in accordance with Article 21 of the Company's Bylaws, the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista met in the meeting room located at Rua Casa do Ator, 1,155 - 9th floor, in the city and state of São Paulo in the presence of the directors as named and signed below. The Chairman of the Board of Directors submitted to the appreciation of the meeting the item on the agenda, **"Corporate Restructuring"**, presented by the Executive Chairman of ISA Capital, Fernando Rojas, on the basis of the slides exhibited, copies of which had been previously distributed to the Directors and are a component part of the documentation of the meeting. The end purpose of the intended corporate restructuring is to maximize the fiscal deductibility of the goodwill premium recognized by ISA Capital, a consequence of the acquisition of the shares of CTEEP, the principal points of the project being highlighted as follows: (a) the constitution of a New Corporation controlled by ISA Capital, denominated ISA Participações do Brasil Ltda.; (b) the prior approval of ANEEL of the project in order to maximize the goodwill premium, after which there shall be the increase in the capital stock of ISA Participações by ISA Capital, through the contribution of CTEEP's shares; (c) the incorporation of ISA Participações by CTEEP, which shall be implemented through a corporate resolution of CTEEP and a meeting of partners of ISA Participações. Following the incorporation, CTEEP shall begin to amortize and deduct the goodwill and shall recognize a capital reserve ("special goodwill reserve") in its shareholders' equity. The manner for maximizing the special goodwill reserve must be included in the justification protocol for the incorporation and, pursuant to CVM instructions 319 and 349, this reserve shall be used exclusively in favor of ISA Capital, through an increase of capital in the amount of the effective fiscal benefit generated as a function of the amortization of the goodwill and issue of new shares of CTEEP, without limitation on the exercising of preemptive rights by the remaining shareholders. The matter having been discussed and put to the vote, the Director, Rogério da Silva requested that the following voting statement be registered: "From the business point of view, CTEEP's corporate restructuring proposal with the objective of maximizing the fiscal credits arising from the

amortization of the goodwill premium generated from CTEEP's privatization, cannot be subject to any type of impediment on the part of the representative of the minority shareholders in the light of the clarifications of the Board of Directors. The proposal involves an operation to be implemented following the approval of ANEEL, the regulatory body for the Brazilian electricity sector, based on the prevailing laws in Brazil and regulated by the Brazilian Internal Revenue Service Secretary and the Brazilian Securities and Exchange Commission. The basis of the justification presented by the Board of Directors for the restructuring proposal is worthy of mention, such as the guarantees of transparency in implementing all the steps of the organization on the part of the management; approval of the justification protocol by the Board of Directors; the non-transfer of any debt/liabilities to CTEEP; preemptive rights to the increase in capital extended to the remaining shareholders; guarantee of maintenance of regularity and continuity of energy transmission services; the absence of any negative impact on future results of the company in the light of the amortization of the goodwill with fiscal benefits and the respect of rights of a continued dividends flow to the shareholders". Following due registration of this statement, the Board of Directors unanimously **approved** the corporate restructuring for the fiscal maximization of the goodwill, authorizing Company management to take all the necessary measures to comply with this resolution, among which: (a) the presentation of the project to ANEEL – National Electricity Energy Agency, with a view to obtaining the Agency's prior approval; (b) the signature of the Justification Protocol for the Reorganization, in which all the general conditions for reorganization shall be described following the approval of its terms by the Board of Directors; and (c) the publication of the Material Fact to the market, pursuant to CVM Instruction 358 of January 3, 2002, the text of which is as follows: *"ISA Capital do Brasil S.A. enrolled in the corporate taxpayer's register (CNPJ/MF) under number 08.075.006/0001-30, CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, a Publicly Held Company, enrolled in the corporate taxpayers' register (CNPJ/MF) under number 02.998.611/0001-04, ISA Participações do Brasil Ltda., in the process of incorporation. MATERIAL FACT. The managements of ISA Capital do Brasil S.A. ("ISA Brasil"), ISA Participações do Brasil Ltda. ("ISA Participações") and CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, pursuant to CVM Instruction 358 of January 3, 2002, as amended by CVM Instruction 449 of March 15, 2007, give notice that it will submit to the appreciation, deliberation and approval, as the case may be, of the National Electricity Energy Agency ("ANEEL"), and thereafter its shareholders and quota holders, the following process of corporate restructuring: (i) ISA Brasil is the current controlling shareholder of CTEEP and holder of the goodwill paid in the process of acquisition of shareholding control of the said corporation ("Goodwill Premium"). ISA Brasil is also the controller of ISA Participações; (ii) The restructuring process covers the transfer, by ISA*

Brasil, of the shares held in the capital stock of CTEEP, to the capital stock of ISA Participações. Thereafter, ISA Participações shall be incorporated by CTEEP, and, as a result of this operation, the Goodwill Premium shall be transferred to CTEEP. (iii) There will be no transfer of control of CTEEP by virtue of the intended corporate restructuring. (iv) The managements of the corporations involved understand that the present restructuring shall permit an improvement in CTEEP's conditions of capitalization and cash flow, due to the fiscal savings generated by the amortization of the Goodwill Premium; and (v) The operation shall be implemented in such a way as not to entail the transfer of any debt or liabilities, or to negatively impact future dividend flows to CTEEP's shareholders. The portion of the fiscal benefit shall be capitalized in favor of ISA Brasil, pursuant to Article 7 of CVM Instruction 319 of December 3, 1999. The intention is to conclude the operation in the second half of 2007. The proposed operation is subject to the prior approval of ANEEL. As soon as this approval is forthcoming, the remaining legal formalities shall be complied with, as well as the publication of the material fact in accordance with CVM Instruction 319. São Paulo, July 23, 2007. ISA Capital do Brasil S.A., Cláudio Sanches, Investor Relations Officer, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, Eduardo Feldmann Costa, Chief Financial and Investor Relations Officer, and ISA Participações do Brasil Ltda., Manoel Carlos Visentin Coronado. The floor being offered to the members of the meeting and no further issues being raised, the Chairman declared the meeting closed, these minutes of the Meeting of the Board of Directors being duly drafted. The said minutes having been read and found correct, were approved and signed by the Secretary and by the Directors present.

São Paulo, July 23, 2007.

Fernando Augusto Rojas Pinto
Deputy Chairman of the Board of Directors

Maria Ignez Mendes de Vinhaes da Costa
Secretary

ISA Capital do Brasil S.A.
CNPJ/MF nº 08.075.006/0001-30

CTEEP – Companhia de Transmissão de Energia Elétrica Paulista
Publicly-held Company
CNPJ/MF nº 02.998.611/0001-04

ISA Participações do Brasil Ltda.
In process of incorporation

MATERIAL FACT

The managements of ISA Capital do Brasil S.A. ("ISA Brasil"), ISA Participações do Brasil Ltda. ("ISA Participações") and CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, pursuant to CVM Instruction 358 of January 3, 2002, as amended by CVM Instruction 449 of March 15, 2007, give notice that it will submit to the appreciation, deliberation and approval, as the case may be, of the National Electricity Energy Agency ("ANEEL"), and thereafter its shareholders and quota holders, the following process of corporate restructuring:

(i) ISA Brasil is the current controlling shareholder of CTEEP and holder of the goodwill paid in the process of acquisition of shareholding control of the said corporation ("Goodwill Premium"). ISA Brasil is also the controller of ISA Participações;

(ii) The restructuring process covers the transfer, by ISA Brasil, of the shares held in the capital stock of CTEEP, to the capital stock of ISA Participações. Thereafter, ISA Participações shall be incorporated by CTEEP, and, as a result of this operation, the Goodwill Premium shall be transferred to CTEEP;

(iii) There will be no transfer of control of CTEEP by virtue of the intended corporate restructuring;

(iv) The managements of the corporations involved understand that the present restructuring shall permit an improvement in CTEEP's conditions of capitalization and cash flow, due to the fiscal savings generated by the amortization of the Goodwill Premium; and

(v) The operation shall be implemented in such a way as not to entail the transfer of any debt or liabilities, or to negatively impact future dividend flows to CTEEP's shareholders. The portion of the fiscal benefit shall be capitalized in favor of ISA Brasil, pursuant to Article 7 of CVM Instruction 319 of December 3, 1999.

The intention is to conclude the operation in the second half of 2007. The proposed operation is subject to the prior approval of ANEEL. As soon as this approval is forthcoming, the remaining legal formalities shall be complied with, as well as the publication of the material fact in accordance with CVM Instruction 319.

São Paulo, July 23, 2007.

ISA Capital do Brasil S.A.
Cláudio Sanches
Investor Relations Officer

CTEEP – Companhia de Transmissão de Energia Elétrica Paulista
Eduardo Feldmann Costa
Chief Financial and Investor Relations Officer

ISA Participações do Brasil Ltda.
Manoel Carlos Visentin Coronado

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
A Publicly Held Company - CNPJ 02.998.611/0001-04

ANNOUNCEMENT TO THE MARKET

We announce to the market that on July 17, 2007 a loan to CTEEP in an amount of R$764.2 million was approved at the BNDES - Banco Nacional de Desenvolvimento Econômico e Social Directors Meeting. This amount, which is part of our Multi-annual Investment Plan for the 2006 – 2008 period, corresponds to 70% of our total capital expenditures and includes systemic improvement works, reinforces, modernization of the existing transmission system and new projects.

Additionally we inform that the abovementioned loan still must be approved at CTEEP's Officers and Board of Directors Meetings, as well as the documental phase of the process must be concluded.

São Paulo, July 26, 2007

Eduardo Feldmann Costa
Chiel Financial Officer

END